                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K

                    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
                         TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  January, 2007

Commission File Number:  000-50393


                                 NEUROCHEM INC.

                          275 Armand-Frappier Boulevard
                                  Laval, Quebec
                                     H7V 4A7



Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40 F.      Form 20-F [ ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                                                  Yes [ ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                                                  Yes [ ] No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

                                                                  Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                   SIGNATURES:

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    NEUROCHEM INC.
January 4, 2007

                                    By:  /s/ David Skinner
                                         ---------------------------------------
                                         David Skinner, Vice President,
                                         General Counsel and Corporate Secretary

                                                NEUROCHEM INC.
                                                275 Armand-Frappier Boulevard
[Neurochem (LOGO)]                              Laval, Quebec Canada  H7V 4A7
________________________________________________________________________________

FOR FURTHER INFORMATION, PLEASE CONTACT:

Lise Hebert, PhD                                        Tel: (450) 680-4570
Vice President, Corporate Communications                lhebert@neurochem.com
                                                        ---------------------



                            NEUROCHEM TO PRESENT AT
                         JPMORGAN HEALTHCARE CONFERENCE

LAVAL, CANADA, JANUARY 4, 2007 -- Neurochem Inc. (NASDAQ: NRMX, TSX: NRM) announced today that on Thursday, January 11, 2007, Dr. Francesco Bellini, Chairman, President and CEO, will present Neurochem's overall strategy and progress to date at the JPMorgan Healthcare Conference to be held at the Westin St. Francis Hotel, in San Francisco (CA). The presentation will take place at 9:00 A.M. PST, in the Colonial Room.

The corporate presentation will be available on the Company's Web site at http://www.neurochem.com/Investor.htm#Presentation following Dr. Bellini's
--------------------------------------------------
speech.

A live audio Web cast of Neurochem's presentation can be accessed at https://events.jpmorgan.com. A replay of the presentation will begin
---------------------------
24 hours after the actual presentation time, and will be available until January 18, 2007.

ABOUT NEUROCHEM

Neurochem Inc. is focused on the development and commercialization of innovative therapeutics to address critical unmet medical needs. Eprodisate (KIACTA(TM); formerly FIBRILLEX(TM)) is currently being developed for the treatment of Amyloid A (AA) amyloidosis, and is under regulatory review for marketing approval by the U.S. Food and Drug Administration and European Medicines
Agency. Tramiprosate (ALZHEMED(TM)), for the treatment of Alzheimer's disease, is currently in Phase III clinical trials in both North America and Europe and tramiprosate (CEREBRIL(TM)), for the prevention of Hemorrhagic Stroke caused by Cerebral Amyloid Angiopathy, has completed a Phase IIa clinical trial.

TO CONTACT NEUROCHEM

For additional information on Neurochem and its drug development programs, please call the North American toll-free number 1-877-680-4500 or visit our Web Site at www.neurochem.com.
        -----------------

CERTAIN STATEMENTS CONTAINED IN THIS NEWS RELEASE, OTHER THAN STATEMENTS OF FACT THAT ARE INDEPENDENTLY VERIFIABLE AT THE DATE HEREOF, MAY CONSTITUTE FORWARD-LOOKING STATEMENTS. SUCH STATEMENTS, BASED AS THEY ARE ON THE CURRENT EXPECTATIONS OF MANAGEMENT, INHERENTLY INVOLVE NUMEROUS RISKS AND UNCERTAINTIES, KNOWN AND UNKNOWN, MANY OF WHICH ARE BEYOND NEUROCHEM'S CONTROL. SUCH RISKS INCLUDE BUT ARE NOT LIMITED TO: THE IMPACT OF GENERAL ECONOMIC CONDITIONS, GENERAL CONDITIONS IN THE PHARMACEUTICAL INDUSTRY, CHANGES IN THE REGULATORY ENVIRONMENT IN THE JURISDICTIONS IN WHICH NEUROCHEM DOES BUSINESS, STOCK MARKET VOLATILITY, FLUCTUATIONS IN COSTS, AND CHANGES TO THE COMPETITIVE ENVIRONMENT DUE TO CONSOLIDATION, AS WELL AS OTHER RISKS DISCLOSED IN PUBLIC FILINGS OF NEUROCHEM. CONSEQUENTLY, ACTUAL FUTURE RESULTS MAY DIFFER MATERIALLY FROM THE ANTICIPATED RESULTS EXPRESSED IN THE FORWARD-LOOKING STATEMENTS. THE READER SHOULD NOT PLACE UNDUE RELIANCE, IF ANY, ON THE FORWARD-LOOKING STATEMENTS INCLUDED IN THIS NEWS RELEASE. THESE STATEMENTS SPEAK ONLY AS OF THE DATE MADE AND NEUROCHEM IS UNDER NO OBLIGATION AND DISAVOWS ANY INTENTION TO UPDATE OR REVISE SUCH STATEMENTS AS A RESULT OF ANY EVENT, CIRCUMSTANCES OR OTHERWISE. PLEASE SEE THE ANNUAL INFORMATION FORM FOR FURTHER RISK FACTORS THAT MIGHT AFFECT THE COMPANY AND ITS BUSINESS.